PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended April 30, 2017

Dated:  June 29, 2017

The selected financial information set out below and certain comments which follow are based on and derived from the unaudited interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the three months ended April 30, 2017 and from the audited financial statements for the year ended January 31, 2017 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM” and on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29, 2016.  The Company’s shares are trading on the OTC under the symbol “PBMLF”.

Overall Performance

For the three month period ended April 30th

PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of the Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM has committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

During the period under discussion, the Company continued with the water monitoring on Morrison Lake.  This work was always planned for after the certificate was granted, but it was decided that it would start in May of 2016 and will be on-going.

On February 2, 2017, the Company posted a video on the company website.  The video shows the Morrison Project location, the mine site plan (showing the proposed open pit and tailings management facilities and the changes in those items over the anticipated life of the mine), the processing plant and a tour of the main waterways between the project site and the Pacific Ocean.  The video has been posted on our website at:

http://www.pacificbooker.com/property.htm.

During the BC Election campaign in April and May, we sent individual emails to 86 Liberal, 80 NDP and 79 Green Party Candidates on 14 days of the campaign and those emails were subsequently sent to approx. 1,000 subscribed individuals in our news list.  We also provided the comments received to the News Group members for their information.  The purpose of these “plain language” communications was to give the readers an understanding of our experience during the judgement phases of the Environmental Assessment process and the impact of the decisions made by the Ministers involved.

During the three month period ended April 30, 2017, the Company did not issue any common shares on exercise of options or warrants and did not announce or complete any private placements.  On February 20th, PBM granted 100,000 options at an exercise price of $1.00 with a four year term.

Prior to January 31, 2017

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is conducted at the conceptual design level prior to detailed engineering and obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.  The Company’s Environmental Assessment Certificate (“EAC”) Application for the proposed Morrison Copper/Gold mine was based on a Feasibility level design, which is a comprehensive technical and economic study.  The Company commenced baseline data collection to support the required Application in 2002.

In October 2002, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.  PBM submitted the draft Terms of Reference on October 14, 2005.  The Company attended various meetings and working group sessions and on January 18, 2008, PBM was issued the Section 11 Order identifying the scope, procedures and methods for the Environmental Assessment.  On November 17, 2008, the revised draft Application Terms of Reference was sent out for Public comment.  On May 21, 2009, the approved Terms of Reference was issued.  On September 28th, PBM submitted the EAC application and was notified on October 27th that the Application failed Screening.

Starting in January 2010, PBM conducted drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and collected visual estimates of flow in stream 6 and other minor streams.  On May 27th, the Application (Addendum) was re-submitted to BCEAO and accepted for review on June 28th.  On July 22nd, the 70 day public and working group comment period started and lasted until October 24th.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake, streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and Fish Habitat Compensation Plan.

Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued in 2011.  PBM receives report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey completed.

On March 16, 2011, the Gitxan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office were included in “First Nations”.

In July 2011, PBM submitted the updated information (Review Response Report #2) and the review resumed again and on September 6th, EAO issued the draft Assessment Report for comments.

In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  EAO requested a 3rd Party Review on Hydrogeology and Water Quality.  The review concluded the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.

Additional meetings and revisions to the application continued including discussion on lining the Tailings Storage Facility with a geo-membrane (PBM committed, if required, to lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage to the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat) and the placement of the diffuser in Morrison Lake.

On August 21, 2012, BCEAO completed the Environmental Application Review Stage and their referral documents were submitted to the Ministers for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received the (unsigned) Environmental Assessment Certificate #M12-01.

Following the refusal by the Ministry of Environment to issue an EAC for the project on October 1, 2012, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that the rejection failed to comport with the requirements of procedural fairness and that Pacific Booker should not have been prevented from learning at least the substance of the recommendations and the decision stipulated that Pacific Booker and the interveners would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response to the recommendations.

On January 24, 2014, the Company received a letter from the EAO outlining their key concerns.  In March, Klohn Crippen Berger’s letter that accompanied the technical response stated “the document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by the EAO Decision Response Document.  KCB’s report states their belief that the design is protective of the environment and presented clarification of the rationale and the potential for environmental effects.  Further supporting that assessment, three Technical Expert Opinions were included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.  BCEAO allowed to April 25th for the members of the Working Group to submit their responses to that report.  On April 29th, PBM was advised that the second phase of the reconsideration process was complete and was given until May 23rd to reply.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the EAC application was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration, stating a 45 day (subject to any extensions) timeline for a decision by the Ministers would apply.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report on the investigation into the cause of the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released on January 30, 2015.

On February 20, 2015, PBM received a letter from Doug Caul, Associate Deputy Minister, BCEAO providing PBM an opportunity to comment on the Mount Polley Investigation and Report in relation to the Morrison project, focusing on the potential implications of the recommendations of the Report to Morrison and effects relating to its proposed tailings management facility.  On March 20, PBM submitted a report, prepared by KCB, in response to the Recommendations in regards to the TSF Failure at the Mount Polley Mine.  The report continues to support their opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  On April 17, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the BC Government’s e-PIC site.  On May 8, the Company submitted a response in response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and the Company’s response to the Report, including a letter, prepared by Harvey McLeod of Klohn Crippen Berger Ltd., that addresses the points raised in the April 2015 letters from the First Nations.  On June 10, the Company announced that the Minister of Environment had lifted the suspension.  The time period remaining for the environmental assessment of the Morrison Project was 30 days, ending on July 9, 2015.  On July 8, PBM announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act, ordering that the Morrison Project undergo further assessment.  The scope of the further assessment includes many components which were required to be completed in support of the Mines Act/Environmental Management Act permits and was planned to be completed prior to applying for permits after receiving the Environmental Assessment Certificate.

In July and August 2015, the Company consulted with legal and technical advisors for suggestions on the best method to address the issues raised in the communication received from the Ministers.  Raymond Mah will also be assisting on the Morrison Project.  He is an independent consultant currently providing expertise and assistance to companies with mining, resources, and infrastructure developments.  He has over 30 years of experience in the mining industry with an extensive background in mine developments taking projects from evaluations through design, construction and into operations.

On December 23, 2015, the Company submitted a document in response to the July 2015 decision by the Minister of Environment and Minister of Energy and Mines that the Morrison Project undergo further assessment.  The document has been acknowledged as received by

Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office.

On Tuesday, February 16, 2016, three PBM directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation (“LBN”).  Dominique Nouvet of Woodward and Company (a legal firm that works exclusively for First Nations governments and organizations) initiated the meeting on behalf of the LBN and was in attendance.  The Chief and Councillors spoke from prepared notes and the meeting had a scripted appearance.  Our directors were advised that the LBN’s Chief and Council would not support the Morrison project at this time.

An announcement had been prepared and released to a newspaper by the LBN in advance of the meeting.  On the same day as the meeting, the announcement was posted on the LBN website stating “BC rejected this Mine for good reason in 2012”.  Contrary to that statement is the judgement from BCEAO of no significant adverse effects.

The Company, through its counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office, the Ministry of Environment, the Ministry of Energy and Mines and the Ministry of Forests, Lands and Natural Resource Operations to access records under the Freedom of Information and Protection of Privacy Act, to obtain further information relating to the July 2015 decision of the Ministers that the Morrison Project undergo further assessment pursuant to section 17(3)(c)(iii) of the Environmental Assessment Act and to obtain the professional qualifications of three reviewers involved in assessing the Environmental Assessment Certificate application.  These requests were submitted in September 2015 and January 2016.  By January 31, 2017, the Company had received some information under the FOIPPA and has reviewed that material.

From the material received from the FOI requests, PBM became aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual, but were accepted as fact.

PBM has prepared a corporate presentation to assist with correcting the misinformation that has been disseminated and accepted during the process.  The presentation is available on our website at http://www.pacificbooker.com/pdf/corporate_presentation.pdf.

Outlook for 2017/18

PBM has completed and will report on the water monitoring work on the Morrison Lake to provide additional information with the intent to have a full year of consecutive data reported on.  PBM believes that the scope of the further assessment should be completed in support of the Mines Act/Environmental Management Act permits and would be completed prior to applying for the permits after receiving the Environmental Assessment Certificate.

Pacific Booker Minerals has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration of the Morrison property and intended to continue that practice during the construction and operation of the mine.

PBM looks forward to working with the BC Government and First Nations to bring the mine into production, providing employment and training opportunities for residents of north-western BC while successfully implementing the mitigation measures that the Company has committed to.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

•

Prepare applications for permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design

The Company’s current share capital is approx. 16.4 M shares fully diluted including 250,000 common shares to be issued to Glencore LC (formerly Noranda, Falconbridge, Xstrata) upon the start of commercial production as part of the purchase agreement with Noranda.

Subsequent to the period end, the Company has not cancelled any options, announced or completed any private placements and has not issued any common shares on exercise of options or warrants.

Results of Operations

A significant expense on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with the corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees.

For the three month period ended April 30, 2017 compared with April 30, 2016

The option based payment expense for the period was allocated to the accounts for Consulting fees $nil (2016 - $19,461), Directors fees $nil (2016 - $19,462), Investor relations fees $nil (2016 - $nil) and Professional fees $66,418 (2016 - $nil).  These amounts total $66,418 for the 2017 period compared to $38,923 for the 2016 period.  If the option based payments amounts were removed from the operating loss, the loss would show as $67,890 for the 2017 period compared to $99,818 for the 2016 period.  The difference between these two fiscal periods was $31,928, with 2017 lower.  The largest amount difference was in Investor Relations fees which were lower by $16,000 in the 2017 fiscal period reflecting a reduction in fees paid/payable to John Plourde.  The next largest amount difference was in Professional fees, which were lower in the 2017 fiscal period by $5,947 due to the cost for legal fees in regards to the FOI requests in the 2016 fiscal period offset by a higher cost for in-house accounting services.  Foreign exchange in the 2017 fiscal period was a loss of $61 as compared to a loss of $4,178 in the 2016 fiscal period which makes the loss higher by $4,117 for the current fiscal period.  The next largest amount difference was in Filing and Transfer Agent fees which were lower by $3,569 in the 2017 fiscal period mostly due to the reduced amount for the TSX Venture fee and a reduction in the US based costs for the transfer agent.  The other expenses were within $700 (plus or minus) of the 2016 fiscal period amounts.  Consulting fees-related parties for V. Eng to attend meetings was the same for both fiscal periods.  Depreciation ($201 lower), Office Rent ($699 lower), Shareholder information and promotion ($378 higher), Telephone ($131 lower), Travel ($253 higher) and Finance income ($147 lower) in the 2017 fiscal period.

During the 2017 fiscal period, the Company incurred $8,937 in exploration & evaluation expenditures on the Morrison property compared to $58,431 in 2016 fiscal period.

At the beginning of the fiscal period, the cash held was $175,235 (2016 - $175,798).  Cash used in operations was $98,105 (2016 - $70,479).  Cash raised from sale of shares was $nil (2016 - $nil).  Cash used to fund exploration activities was $22,065 (2016 - $64,243).  Cash used to purchase equipment was $3,469 (2016 - $nil).  The net change in cash for the fiscal period to date was a decrease of $123,639 (2016 - $134,722) leaving the Company holding $51,596 (2016 - $41,076) in cash at the end of the fiscal period.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2017, the Company reported a net loss of $2,438,331 ($0.19 per share) compared to a net loss of $683,137 ($0.05 per share) for the year ended January 31, 2016.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It was a standard rental lease which expired in January 2017 and has since been extended until July 31, 2017.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Glencore LC (originally Noranda Mining and Exploration Inc, which was subsequently acquired by Falconbridge Limited,   which was subsequently acquired by Xstrata LP, which was subsequently acquired by Glencore) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with 3 directors and an officer of the Company.

•

to John Plourde, a director of PBM, for shareholder relations and financing duties, in the amount of $12,000 (2016 - $28,000) for the current quarter.

•

to Erik Tornquist, a director of PBM, for consulting services related to project management on the Morrison project, in the amount of $8,000 (2016 - $20,000) for the current quarter.

•

to Victor Eng, a director of PBM, for consulting services, in the amount of $225 (2016 - $225) for the current quarter.

•

to Ruth Swan, an officer of PBM, for accounting and management services, in the amount of $8,250 (2016 - $7,005) for the current quarter.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $28,475 (2016 - $55,230) for the quarter.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 (2016 - $2,000) for the current quarter.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2017/18” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2015	$ 29,718,621	$ -	$ 963	$ 1,713,748	$ 0.14
January 31, 2016	$ 29,788,372	$ -	$ 967	$ 683,137	$ 0.05
January 31, 2017	$ 30,013,896	$ -	$ 784	$ 2,438,331	$ 0.19

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
July 31, 2015	$ -	$ 114,540	$ 114,540	$ 0.01
October 31, 2015	$ 345	$ 190,623	$ 190,278	$ 0.01
January 31, 2016	$ 622	$ 142,886	$ 142,264	$ 0.01
April 30, 2016	$ 147	$ 138,888	$ 138,741	$ 0.01
July 31, 2016	$ -	$ 2,150,734	$ 2,150,734	$ 0.17
October 31, 2016	$ 133	$ 64,190	$ 64,057	$ 0.00
January 31, 2017	$ 504	$ 85,303	$ 84,799	$ 0.01
April 30, 2017	$ -	$ 134,308	$ 134,308	$ 0.01

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 6 month period ended July 31, 2015	$ -	$ 350,595	$ 350,595	$ 0.03
for the 9 month period ended October 31, 2015	$ 345	$ 541,218	$ 540,873	$ 0.04
for the year ended January 31, 2016	$ 967	$ 684,104	$ 683,137	$ 0.05
for the 3 month period ended April 30, 2016	$ 147	$ 138,888	$ 138,741	$ 0.01
for the 6 month period ended July 31, 2016	$ 147	$ 2,289,622	$ 2,289,475	$ 0.18
for the 9 month period ended October 31, 2016	$ 280	$ 2,353,812	$ 2,353,532	$ 0.18
for the year ended January 31, 2017	$ 784	$ 2,439,115	$ 2,438,331	$ 0.19
for the 3 month period ended April 30, 2017	$ -	$ 134,308	$ 134,308	$ 0.01

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at April 30, 2015	$ 4,832,500	$ 4,832,500
to July 31, 2015	-	-
to October 31, 2015	-	-
to January 31, 2016	-	-
As at January 31, 2016	$ 4,832,500	$ 4,832,500
to April 30, 2016	-	-
to July 31, 2016	-	-
to October 31, 2016	-	-
to January 31, 2017	-	-
As at January 31, 2017	$ 4,832,500	$ 4,832,500
to April 30, 2017	-	-
As at April 30, 2017	$ 4,832,500	$ 4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at April 30, 2015	$ 25,252,171	$ (859,434)	$ 24,392,737
to July 31, 2015	38,698	-	38,698
to October 31, 2015	67,353	-	67,353
to January 31, 2016	86,918	-	86,918
As at January 31, 2016	$ 25,445,140	$ (859,434)	$ 24,585,706
to April 30, 2016	58,431	-	58,431
to July 31, 2016	38,359	-	38,359
to October 31, 2016	96,406	-	96,406
to January 31, 2017	42,198	-	42,198
As at January 31, 2017	$ 25,680,534	$ (859,434)	$ 24,821,100
to April 30, 2017	8,937	-	8,937
As at April 30, 2017	$ 25,689,471	$ (859,434)	$ 24,830,037

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at April 30, 2015	$ 49,902,704	$ -	$ 14,837,156	$ 236,055	$ 35,247,944	$ 29,491,916
to July 31, 2015	-	365,000	-	114,540	35,262,484	29,742,376
to October 31, 2015	555,600	(365,000)	86,865	190,278	35,552,762	29,829,563
to January 31, 2016	-	-	54,904	142,264	35,695,026	29,742,203
As at January 31, 2016	$ 50,458,304	$ -	$ 14,978,925	$ 683,137	$ 35,695,026	$ 29,742,203
to April 30, 2016	-	-	38,923	138,741	35,833,767	29,642,385
to July 31, 2016	581,000	-	2,040,087	2,150,734	37,984,501	30,112,738
to October 31, 2016	-	-	-	64,057	38,048,558	30,048,681
to January 31, 2017	-	-	-	84,799	38,133,357	29,963,882
As at January 31, 2017	$ 51,039,304	$ -	$ 17,057,935	$ 2,438,331	$ 38,133,357	$ 29,963,882
to April 30, 2017	-	-	66,418	134,308	38,267,665	29,895,992
As at April 30, 2017	$ 51,039,304	$ -	$ 17,124,353	$ 134,308	$ 38,267,665	$ 29,895,992

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the period end, the Company has not issued any common shares, granted or cancelled any options, announced or completed any private placements.